Proskauer Rose LLP   1585 Broadway   New York, NY 10036-8299

February 19, 2010 VIA ELECTRONIC TRANSMISSION AND EDGAR	Peter M. Fass Member of the Firm d 212.969.3445 f 212.969.2900 pfass@proskauer.com www.proskauer.com

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Sonia Gupta Barros

Re:	American Realty Capital Trust, Inc.
Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 7 to Form S-11
Filed February 4, 2010
File No. 333-145949

Dear Ms. Barros:

This firm represents American Realty Capital Trust, Inc. (the “Company”) in connection with its registration under the Securities Act of 1933.  In furtherance thereof, we are submitting the following response to your comments discussed on a call with me on February 17, 2010 with respect to the Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 7 to Form S-11 (the “POS 7”) that was filed on February 4, 2010 with the SEC.

All fees paid to the Advisor and all fees due the Advisor and waived by the Advisor are disclosed on page 6 of Supplement No. 3 in POS 7.  There are no accrued but unpaid Advisor fees to disclose.

With respect to your comment regarding share redemptions, the Company will include the following disclosure in Prospectus Supplement No. 4 that it intends to file in accordance with Rule 424:

Share Repurchase Program

The following disclosure will be added to the sections of our Prospectus captioned “Share Repurchase Program” on pages 11-12 and 153-154 of the Prospectus.

For the year ended December 31, 2009, we received requests to redeem 3,000 common shares pursuant to our share repurchase program.  We redeemed 100% of the redemption requests at an average price per share of $9.625 per share.  We funded share redemptions for the periods noted above from the cumulative proceeds of the sale of our common shares pursuant to our distribution reinvestment plan and from operating funds of the Company.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

February 19, 2010

With respect to your comment regarding distribution payments and sources of distribution payments, the Company will include the following disclosure in Prospectus Supplement No. 4 that it intends to file in accordance with Rule 424:

Distribution Policy and Distributions

The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Description of Shares — Distribution Policy and Distributions” beginning on page 148 of the Prospectus.

	Three Months Ended
	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008

Distributions paid in cash	$525,184	$249,721	$145,461	$127,599
Distributions reinvested	358,297	160,467	74,744	63,763
Total distributions	$883,481	$410,188	$220,205	$191,362
Source of distributions:
Cash flows provided by (used in) operations (GAAP basis)	$827,238	$(3,129,082)	$(1,215,145)	$191,362
Proceeds from issuance of common stock	56,243	3,539,270	1,435,350	—
Total sources	$883,481	$410,188	$220,205	$191,362

Cash flows provided by and (used in) operations of approximately $0.8 million, ($3.1 million), ($1.2 million) and $2.7 million for the three months ended September 30, 2009, June 30, 2009, March 31, 2009 and December 31, 2008, respectively.

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The Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

February 19, 2010

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at the number listed above.

Regards,

/s/ Peter M. Fass

Peter M. Fass